SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

BARE ESCENTUALS, INC.

(Name of Company)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

067511105

(CUSIP Number)

LESLIE A. BLODGETT

c/o BARE ESCENTUALS, INC.

71 STEVENSON STREET, 22ND FLOOR

SAN FRANCISCO, CA 94105

(415) 489-5000

Copies to:

MICHAEL J. O’SULLIVAN

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE

LOS ANGELES, CA 90071

(213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JANUARY 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 067511105		PAGE 2 OF 7 PAGES
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Leslie A. Blodgett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,016,940 (see Item 5)
	8	SHARED VOTING POWER 5,600,691 (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,016,940 (see Item 5)
	10	SHARED DISPOSITIVE POWER 5,600,691 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,617,631 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See instructions.

SCHEDULE 13D

CUSIP NO. 067511105		PAGE 3 OF 7 PAGES
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Blodgett Family Trust dated June 7, 2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,600,691 shares (see Item 5)
	8	SHARED VOTING POWER 0 shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 5,600,691 shares (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600,691 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

*	See instructions.

CUSIP NO. 067511105	SCHEDULE 13D	PAGE 4 OF 7 PAGES

Item 1.	Security and Company

The Reporting Persons (as defined in Item 2 below) hereby amend the Schedule 13G originally filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2007, as amended by Amendment No. 1 thereto on Schedule 13G, filed with the Commission on February 15, 2008.

On January 14, 2010, the Reporting Persons entered into a Contribution Agreement (the “Contribution Agreement”) with Shiseido Company, Ltd., a corporation organized under the laws of Japan (“Parent”), Shiseido Americas Corporation, a Delaware corporation (“Managing Member”), Blush Holdings, LLC, a Delaware limited liability and an indirect subsidiary of Parent (“Holdings”), and Blush Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), all in connection with certain tender offer and merger transactions proposed to be entered into between the Company, Parent and Purchaser. The Reporting Persons are filing this Schedule 13D to report their entry into the Contribution Agreement and their respective beneficial ownership of Common Stock, $0.001 par value per share (“Common Stock”) of the Company. The Common Stock of the Company is the class of equity securities to which this Schedule 13D relates.

The Company is a Delaware corporation with its principal executive offices located at 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following persons and entities (collectively, the “Reporting Persons”): (i) Leslie A. Blodgett, and (ii) the Blodgett Family Trust dated June 7, 2004 (the “Trust”). A Joint Filing Agreement between the Reporting Persons is incorporated by reference herein.

(b) The business address of the Reporting Persons is c/o the Company, 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

(c) The present principal occupation of Leslie A. Blodgett is Chief Executive Officer and director of the Company.

(d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Blodgett is a United States citizen. The Trust was formed in the State of California, United States.

Item 3.	Source and Amount of Funds or Other Consideration

No funds or other consideration were used by the Reporting Persons to purchase any equity securities of the Company within the past sixty days.

Item 4.	Purpose of Transaction

On January 14, 2010, Parent, Purchaser, and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser has agreed to commence a tender offer (the “Offer”) to purchase the outstanding shares of Common Stock of the Company, at a price of $18.20 per share, net to the seller in cash without interest, and, following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 15, 2010.

In connection with the Merger Agreement, on January 14, 2010, Parent, Managing Member, Holdings, Purchaser and the Reporting Persons entered into the Contribution Agreement relating to the shares of Common Stock beneficially owned by the Reporting Persons (collectively, the “Shares”). Pursuant to the Contribution Agreement, each of the Reporting Persons agreed, among other things (i) not to tender or cause to be tendered in the Offer, any Shares, (ii) immediately following the acceptance of shares of Common Stock of the Company for payment pursuant to the Offer, to contribute 4,710,963 Shares to Holdings in exchange for membership interests in Holdings and a cash distribution from Holdings, (iii) that the 889,728 Shares not contributed to Holdings will be converted into the merger consideration pursuant to the Merger, and (iv) to vote (a) against any action, agreement (other than the Merger Agreement and the transactions contemplated thereby) or proposal that would result in a breach of any representation or warranty, covenant or other obligation of the Company under the Merger Agreement or that reasonably would be

CUSIP NO. 067511105	SCHEDULE 13D	PAGE 5 OF 7 PAGES

expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled and (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement that are voted on by the stockholders of the Company. Each of the Reporting Persons also granted to Parent an irrevocable proxy with respect to the voting of the Shares solely in relation to those matters set forth, and in the manner described, in the preceding sentence, upon the terms and subject to the conditions set forth in the Contribution Agreement. Notwithstanding the foregoing sentence, the proxy granted to Parent shall be revoked automatically upon termination of the Contribution Agreement.

Each of the Reporting Persons also agreed that it would not, directly or indirectly, through any officer, director, agent or otherwise, (i) solicit, initiate or knowingly facilitate or encourage the submission of, any Takeover Proposal (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement); provided, however, that none of the foregoing obligations would prevent any Reporting Person, in such Reporting Person’s capacity as a director or executive officer of the Company, from engaging in any activity permitted pursuant to Section 6.5 of the Merger Agreement. Each of the Reporting Persons also agreed that it would, and would direct its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. In addition, each of the Reporting Persons has agreed to advise Parent promptly orally and in writing after the receipt by any Reporting Person of (i) any Takeover Proposal or any request for information with respect to any Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal or request and (ii) any changes in any such Takeover Proposal or request.

Each of the Reporting Persons further agreed that, except as contemplated by the Offer, the Merger Agreement or the Contribution Agreement, it would not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Contribution Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares or (iv) take any action that would make any representation or warranty of such Reporting Person in the Contribution Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Reporting Person from performing its obligations under the Contribution Agreement.

The Contribution Agreement and the obligations of the Reporting Parties thereunder shall terminate upon the earlier of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement. In addition, each Reporting Person shall have the right to terminate the Contribution Agreement immediately following (i) any decrease in the price per Share payable in the Offer, (ii) any change in form of consideration payable in the Offer, (iii) any reduction in the maximum number of Shares to be purchased in the Offer, (iv) any amendment to any term of the Offer, (v) the imposition of any conditions to the Offer not set forth in Annex A to the Merger Agreement or (vi) any extension of the term of the Offer except as otherwise permitted by Section 1.1(a) of the Merger Agreement.

The description of the Contribution Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

The Contribution Agreement is a condition precedent to the willingness of Parent and Purchaser to enter into the Merger Agreement and was entered into by the parties thereto in order to increase the likelihood that Purchaser will acquire more than 90% of the Company’s Shares such that Purchaser may use the “short form” merger statute under Delaware law to complete the Merger without a vote of the Company’s stockholders. For Parent and Purchaser, an additional purpose of the Contribution Agreement is to ensure that Ms. Blodgett have a continuing economic interest in the Company following the Offer and the Merger in order to align her interests as an executive officer of the Company with the future performance of the Company.

In connection with the execution of the Merger Agreement, Ms. Blodgett has entered into a new employment agreement with the Company and an Amended and Restated Name and Likeness Agreement with the Company, each of which would become effective upon the closing of the Offer. If the Merger Agreement is terminated prior to the closing of the Offer, such agreements will not become effective and will have no force or effect.

The transactions set forth in the Merger Agreement and the Contribution Agreement constitute a plan for the disposition of the Common Stock held by the Reporting Persons. There can be no assurance that the transactions described in the Merger Agreement and the Contribution Agreement will be consummated.

Item 5.	Interest in Securities of the Issuer

(a) Pursuant to the Company’s Quarterly Report on Form 10-Q for the period ended September 27, 2009, there were 92,019,902 shares of Common Stock issued and outstanding as of October 28, 2009. By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the shares of Common Stock

CUSIP NO. 067511105	SCHEDULE 13D	PAGE 6 OF 7 PAGES

beneficially owned by the members of the group as a whole. As of January 14, 2010, the Reporting Persons beneficially owned in the aggregate 7,617,631 Shares, which represents approximately 8.3% of the outstanding shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of such Shares as are held by any other members of such group.

(b) Ms. Blodgett has direct beneficial ownership of 2,016,940 Shares, consisting of options exercisable within 60 days of January 14, 2010 to acquire 2,016,940 Shares, and indirect beneficial ownership of 5,600,691 shares, which together represent approximately 8.3% of the outstanding shares of Common Stock. The Trust has direct beneficial ownership of 5,600,691 Shares, which represents approximately 6.1% of the outstanding shares of Common Stock. The Cover Pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth herein, the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Contribution Agreement, dated January 14, 2010.

2	Joint Filing Agreement (incorporated by reference to Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 28, 2007).

CUSIP NO. 067511105	SCHEDULE 13D	PAGE 7 OF 7 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: January 19, 2010

LESLIE A. BLODGETT

/s/ LESLIE A. BLODGETT

BLODGETT FAMILY TRUST DATED JUNE 7, 2004

By:	/s/ LESLIE A. BLODGETT
Name:	Leslie A. Blodgett
Title:	Trustee